

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2025

Yajing Chen
Chief Financial Officer
Zai Lab Limited
4560 Jinke Road
Bldg. 1, 4th Floor
Pudong
Shanghai, China

> **Re: Zai Lab Limited**
> **Form 10-K for Fiscal Year Ended December 31, 2024**
> **Filed February 27, 2025**
> **File No. 001-38205**

Dear Yajing Chen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences